SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number : 1-14118

PRESS RELEASE #10/05

QUEBECOR WORLD  –  JACQUES MALLETTE APPOINTED
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

September 8, 2005                                                                                                                                   10/05

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD  –  JACQUES MALLETTE APPOINTED
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Montréal, Canada – Quebecor World Inc. (NYSE, TSX: IQW.SV) is pleased to announce the appointment of Jacques Mallette as Executive Vice President and Chief Financial Officer, Quebecor World. He will be responsible for all the Company's financial activities upon the retirement of Claude Hélie on September 30, 2005. Mr. Mallette will also continue in his role as Executive Vice President and Chief Financial Officer of Quebecor Inc.

"I want to thank Claude Hélie on behalf of our shareholders and employees for the major contribution he has made to the Quebecor group of Companies over the years," said Pierre Karl Péladeau, President and CEO, Quebecor World. "Throughout his career, with Donohue, Quebecor, Quebecor Media and Quebecor World, Claude has been an example of determination and integrity. He has worked tirelessly on behalf of all our stakeholders and we wish him all the best in a well-deserved retirement."

Jacques Mallette joined Quebecor as Executive Vice President and Chief Financial Officer in March 2003. Previously, he held the position of President and Chief Executive Officer of Cascades Boxboard Group Inc. During his 8-year tenure at Cascades, he also held the positions of Executive Vice President and Chief Financial Officer. He holds a Bachelors Degree from the University of Montreal and is a member of the Order of Chartered Accountants of Quebec.

"Jacques has contributed to the recent success of Quebecor Media and helped in improving its financial situation. His experience will provide Quebecor World with additional expertise to assure the success of it's recently announced investment plan" said Mr. Péladeau.

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Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 34,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     September 8, 2005